Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports relating to i) the consolidated financial statements of CenterPoint Energy Resources Corp. and subsidiaries dated March 24, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding CenterPoint Energy Resources Corp.’s adoption of a new accounting standard related to conditional asset retirement obligations), and ii) the consolidated financial statement schedule dated March 24, 2006, appearing in the Annual Report on Form 10-K of CenterPoint Energy Resources Corp. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/  DELOITTE & TOUCHE LLP

Houston, Texas
August 28, 2006